UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
VECTOR GROUP LTD.
(Name of Subject Company — Issuer)
VAPOR MERGER SUB INC.
a wholly owned subsidiary of
JTI (US) HOLDING INC.
an indirect wholly owned subsidiary of
JT INTERNATIONAL HOLDING B.V.
(Names of Filing Persons — Offerors)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
92240M108
(CUSIP Number of Class of Securities)
Christopher Hill
c/o JTI (US) Holding Inc.
501 Brickell Key Dr., Suite 402
Miami, Florida 33131
United States
Telephone: +1 201 871 1210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Sebastian L. Fain, Esq.
Paul K. Humphreys, Esq.
Freshfields Bruckhaus Deringer US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Telephone: +1 212 277 4000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
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third party tender offer subject to Rule 14d-l

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issuer tender offer subject to Rule 13e-4

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going-private transaction subject to Rule 13e-3

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amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Vector Group Ltd., a Delaware corporation (the “Company”), in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase), the accompanying Letter of Transmittal and the accompanying Notice of Guaranteed Delivery is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of August 21, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Vector Group Ltd., a Delaware corporation. The Company’s principal executive offices are located at 4400 Biscayne Blvd., 10th Floor, Miami, FL 33137. The Company’s telephone number is (305) 579-8000.
(b)   This Schedule TO relates to the outstanding Shares. The Company has advised Parent and Merger Sub that, as of the close of business on September 3, 2024, (i) 157,420,597 Shares were issued and outstanding (including 1,757,000 shares of Company common stock subject to awards of shares of Company common stock that are subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition (other than those that are performance-based) and 1,860,500 shares of Company common stock subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based condition (assuming full level of performance is achieved)) and (ii) 406,875 Shares were subject to a per-share exercise price less than $15.00.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Merger Sub. The information set forth in Section 8 (entitled “Certain Information Concerning JTI, Parent and Merger Sub”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) – (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”;

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the “Summary Term Sheet”;

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Section 7 — “Certain Information Concerning the Company”;

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Section 8 — “Certain Information Concerning JTI, Parent and Merger Sub”;

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”;

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Section 11 — “The Merger Agreement; Other Agreements”;

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Section 12 — “Purpose of the Offer; Plans for the Company”; and

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Schedule I.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”;

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the “Summary Term Sheet”;

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”;

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Section 11 — “The Merger Agreement; Other Agreements”;

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Section 12 — “Purpose of the Offer; Plans for the Company”;

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Section 13 — “Certain Effects of the Offer”;

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Section 14 — “Dividends and Distributions”; and

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Schedule I.

Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”;

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the “Summary Term Sheet”; and

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Section 9 — “Source and Amount of Funds”.

(d)   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”;

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Section 8 — “Certain Information Concerning JTI, Parent and Merger Sub”;

•
Section 11 — “The Merger Agreement; Other Agreements”;

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Section 12 — “Purpose of the Offer; Plans for the Company”; and

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Schedule I.

(b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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Section 8 — “Certain Information Concerning JTI, Parent and Merger Sub”; and

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Schedule I.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”;

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the “Summary Term Sheet”;

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”;

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”; and

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Section 18 — “Fees and Expenses”.

Item 10.   Financial Statements.
Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(a)   the consideration offered consists solely of cash;
(b)   the Offer is not subject to any financing condition; and
(c)   the Offer is for all outstanding securities of the subject class.
Item 11.   Additional Information.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”;

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the “Summary Term Sheet”;

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Section 8 — “Certain Information Concerning JTI, Parent and Merger Sub”;

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”;

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Section 11 — “The Merger Agreement; Other Agreements”;

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Section 12 — “Purpose of the Offer; Plans for the Company”;

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Section 13 — “Certain Effects of the Offer”;

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Section 15 — “Conditions of the Offer”; and

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Section 16 — “Certain Legal Matters; Regulatory Approvals”.

(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No	Description
(a)(1)(A)	Offer to Purchase, dated September 4, 2024.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

Exhibit No	Description
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on September 4, 2024.*
(a)(5)(A)	Press release issued by Vector Group Ltd., dated August 21, 2024 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Vector Group Ltd. with the SEC on August 21, 2024).
(a)(5)(B)	Press release issued by Japan Tobacco Inc., dated August 21, 2024 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by JTI (US) Holding Inc. with the SEC on August 21, 2024).
(a)(5)(C)	Social media posts issued by Japan Tobacco Inc., dated August 21, 2024 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by JTI (US) Holding Inc. with the SEC on August 21, 2024).
(a)(5)(D)	A message to the employees of Vector Group Ltd., dated August 21, 2024, by an affiliate of Japan Tobacco Inc. (incorporated by reference to Exhibit 99.3 of the Schedule TO-C filed by JTI (US) Holding Inc. with the SEC on August 21, 2024).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 21, 2024, by and among JTI (US) Holding Inc., Vapor Merger Sub Inc. and Vector Group Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vector Group Ltd. with the SEC on August 21, 2024).**
(d)(2)	Guarantee, dated as of August 21, 2024, by and between Vector Group Ltd. and JT International Holding B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vector Group Ltd. with the SEC on August 21, 2024).
(d)(3)	Tender and Support Agreement, dated as of August 21, 2024, by and among JTI (US) Holding Inc., Vapor Merger Sub Inc., Howard M. Lorber and Lorber Alpha II Limited Partnership (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Vector Group Ltd. with the SEC on August 21, 2024).
(d)(4)	Confidential Disclosure Agreement, dated as of April 8, 2024, by and between JT International Holding B.V. and Vector Group Ltd.*
(d)(5)	Confidential Disclosure Agreement, dated as of August 27, 2024, by and between JT International Holding B.V. and Vector Group Ltd.*
(d)(6)	Clean Team Confidentiality Agreement, dated as of July 3, 2024, by and between Vector Group Ltd. and JT International Holding B.V.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith

**
Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 4, 2024
JT INTERNATIONAL HOLDING B.V.
By:
/s/ Biljana Ivosevic

Name: Biljana Ivosevic
Title: Authorized Person
By:
/s/ John Gerard Colton

Name: John Gerard Colton
Title: Authorized Person
JTI (US) HOLDING INC.
By:
/s/ Idil Yasa

Name: Idil Yasa
Title: Authorized Person
By:
/s/ Lindsay Shain

Name: Lindsay Shain
Title: Authorized Person
VAPOR MERGER SUB INC.
By:
/s/ Idil Yasa

Name: Idil Yasa
Title: Authorized Person
By:
/s/ Lindsay Shain

Name: Lindsay Shain
Title: Authorized Person